EXHIBIT 99.1

Press Release Dated April 26, 2011

Suncor Energy to release first quarter 2011 financial results and hold annual general meeting of shareholders

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2011 financial results and hold annual general meeting of shareholders

Calgary, Alberta (April 26, 2011) — Suncor Energy Inc. will release its first quarter financial results on Tuesday, May 3, 2011 at 12:30 a.m. MDT / 2:30 a.m. EDT.

Following the release, a teleconference to review the first quarter will be held at 7:30 a.m. MDT / 9:30 a.m. EDT. Representing management will be Rick George, president and chief executive officer, Steve Williams, chief operating officer, Bart Demosky, chief financial officer and Stephen Douglas, vice president, Investor Relations. A question and answer period will follow brief remarks from management.

To participate in the teleconference:

•                  if calling from North America: 1 877-240-9772

•                  if calling from outside North America: +1 416-340-8527

To participate in the conference via webcast, go to www.suncor.com/webcasts.

An archive of the conference call will be available until May 17, 2011.

To access the archive:

•                  from North America: 1 800-408-3053 (pass code: 6338686 followed by the pound sign)

•                  from outside North America: +1 905-694-9451 (pass code: 6338686 followed by the pound sign)

Following the release of first quarter results, Suncor will host its annual general meeting of shareholders at 10:30 a.m. MDT / 12:30 p.m. EDT.

Suncor Energy annual general meeting

Tuesday, May 3, 2011
Telus Convention Centre

120 9 Avenue S.E.

Calgary, Alberta

Media attending the meeting will be asked to show accreditation when signing in.

The event will be webcast live on www.suncor.com/webcasts and archived for 90 days.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.E., Calgary, Alberta T2P 3E3 www.suncor.com

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com